10

Follow-Up Materials

06013241

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Topaz Resources

*CURRENT ADDRESS

PROCESSED
MAY 11 2006
THOMSON FINANCIAL
E

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1285 FISCAL YEAR 11-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: DW

DAT : 5/10/06

82-1285

AR/S
11-30-05

PACIFIC TOPAZ RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2005 and 2004

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
March 17, 2006

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
November 30, 2005 and 2004

ASSETS	2005	2004
Current		
Cash	$ 28	$ 45
GST receivable	3,387	14,439
Prepaid expenses	829	417
	4,244	14,901
Equipment – Note 3	1,579	2,025
Resource property – Note 4	299,789	209,656
	$ 305,612	$ 226,582
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 182,899	$ 1,019,448
Due to related parties – Note 7	19,739	144,044
Notes payable – Notes 5 and 7	-	66,090
	202,638	1,229,582
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 6, 7 and 9	4,843,187	3,357,311
Share subscription	-	66,000
Deferred share issue costs	-	(14,124)
Contributed surplus – Note 6	119,703	-
Deficit	(4,859,916)	(4,412,187)
	102,974	(1,003,000)
	$ 305,612	$ 226,582

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 6 and 9

APPROVED BY THE DIRECTORS:

"Raymond Roland" Director
Raymond Roland

"James Boyce" Director
James Boyce

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2005 and 2004

	2005	2004
General and administrative expenses		
Amortization	$ 446	$ 282
Automobile	189	-
Bank charges and interest	110,013	90,099
Consulting	30,000	5,000
Filing fees	16,380	11,433
Management fees	30,000	30,000
Office and miscellaneous	4,548	11,264
Professional fees	73,862	142,305
Rent	36,000	36,000
Stock-based compensation – Note 6	119,703	-
Transfer agent fees	3,529	3,432
Travel and promotion	3,909	12,615
Loss before other items	(428,579)	(342,430)
Other items:		
Property investigation costs	(19,150)	(2,759)
Part XII.6 tax on renounced resource property expenditures	-	(10,131)
Allowance for amounts receivable	-	(12,000)
Gain on settlement of debt	-	5,506
Net loss for the year	(447,729)	(361,814)
Deficit, beginning of the year	(4,412,187)	(4,050,373)
Deficit, end of the year	$ (4,859,916)	$ (4,412,187)
Basic and diluted loss per share	$ (0.01)	$ (0.05)
Weighted average number of shares outstanding	23,753,992	7,393,914

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2005 and 2004

	2005	2004
Operating Activities		
Net loss for the year	$ (447,729)	$ (361,814)
Add (deduct) items not affecting cash:		
Amortization	446	282
Allowance for amounts receivable	-	12,000
Gain on settlement of debt	-	(5,506)
Stock-based compensation	119,703	-
	(327,580)	(355,038)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(11,052)	(11,541)
Prepaid expenses	(412)	1,941
Accounts payable	(836,549)	329,095
Due to related parties	(124,305)	7,871
Notes payable	(66,090)	3,022
	(1,343,884)	(24,650)
Investing Activities		
Acquisition of equipment	-	(2,052)
Increase in resource property	(90,133)	(26,388)
	(90,133)	(28,440)
Financing Activities		
Issuance of common shares for cash	1,485,876	-
Deferred share issue costs	14,124	(14,124)
Share subscriptions	(66,000)	66,000
	1,434,000	51,876
Decrease in cash during the year	(17)	(1,214)
Cash, beginning of the year	45	1,259
Cash, end of the year	$ 28	$ 45
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2005 and 2004

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Business Corporations Act (British Columbia) and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2005, the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the year ended November 30, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $4,859,916 since its inception, has a working capital deficiency of $198,394 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company transactions and balances have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Note 2 Summary of Significant Accounting Policies – (cont'd)

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities, due to related parties and notes payable approximate fair value due to the short-term maturity of these instruments. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely-than-not that they can be realized.

h) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

i) Deferred Share Issue Costs

The Company deferred share issue costs paid relating to a private placement that had not been completed. These costs were charged against share capital upon completion of the private placement.

j) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At November 30, 2005, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

Note 3 Equipment

	November 30, 2005		
	Cost	Accumulated Amortization	Net
Office furniture	$ 2,052	$ 575	$ 1,477
Computer equipment	1,248	1,146	102
	$ 3,299	$ 1,720	$ 1,579

	November 30, 2004		
	Cost	Accumulated Amortization	Net
Office furniture	$ 2,052	$ 205	$ 1,847
Computer equipment	1,247	1,069	178
	$ 3,299	$ 1,274	$ 2,025

Note 4 Resource Property

Nugget Queen claim group

	November 30, 2005	November 30, 2004
Acquisition costs	$ 175,000	$ 175,000
Deferred exploration costs		
Balance at beginning of year	34,656	8,268
Additions:		
Geological consulting	-	22,085
Lab and assay	133	3,018
Travel	-	1,285
	133	26,388
	34,789	34,656
Advance on exploration expenditures	90,000	-
Balance at end of year	124,789	34,656
Total	$ 299,789	$ 209,656

Note 4 Resource Property – (cont'd)

Nugget Queen claim group – (cont'd)

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia. The Company is required to incur $200,000 on exploration expenditures by May 1, 2006.

Note 5 Notes Payable

	November 30, 2005	2004
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ -	$ 52,090
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	-	14,000
	$ -	$ 66,090

Note 6 Share Capital – Note 9

a) Authorized:

100,000,000 common shares without par value

b) Issued:

		Shares	Amount
Balance, November 30, 2004 and 2003		7,481,413	$ 3,357,311
For cash:			
Pursuant to private placement	- at $0.0525	28,571,428	1,500,000
Share issue costs		-	(14,124)
Balance, November 30, 2005		36,052,841	$ 4,843,187

Note 6 Share Capital – Note 9 – (cont'd)

c) Share Purchase Warrants

At November 30, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
25,571,428	$0.10	May 5, 2007

d) Stock Option Plan

The Company has a stock option plan under which it is authorized to grant share purchase options to acquire up to 10% of the issued and outstanding common shares of the Company to executive officers and directors, employees and consultants. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest when granted.

A summary of the share purchase options outstanding as of November 30, 2005 and November 30, 2004 is as follows:

	November 30, 2005		November 30, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at November 30, 2004	-	$ -	-	$ -
Granted	748,141	$0.25	-	-
Outstanding at November 30, 2005	748,141	$0.25	-	$ -

At November 30, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share at $0.25 for each option held expiring March 2, 2007.

Note 6 Share Capital – Note 9 – (cont'd)

d) Stock Option Plan – (cont'd)

The fair value of $119,703 of the share purchase options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	4.50%
Dividend yield	Nil
Expected stock price volatility	125%
Weighted average expected stock option life	2 years

e) Escrow

At November 30, 2005, 87,499 (2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

During the year ended November 30, 2005, a company controlled by the President of the Company was accrued or paid $30,000 (2004: $Nil) for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2005, due to related parties of $19,739 (2004: $144,044) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

As at November 30, 2005, notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

During the year ended November 30, 2004, 6,380,954 shares valued at $335,000 were issued to directors of the Company or companies with a common director pursuant to a private placement.

Note 8 Future Income Taxes

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	Years ended November 30, 2005	2004
Future income tax assets		
Net tax non-capital losses carried forward	$ 526,560	$ 474,793
Exploration and development expenses	243,474	236,790
	770,034	711,583
Valuation allowance for future income tax assets	(770,034)	(711,583)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

At November 30, 2005, the Company has accumulated capital losses of $66,311, Canadian exploration and development expenses of $489,122 and non-capital losses totalling $1,479,101, which are available to offset future year's taxable income. The non-capital losses expire as follows:

2006	$ 164,146
2007	183,237
2008	110,922
2009	161,612
2010	185,831
2014	351,367
2015	321,986
	$ 1,479,101

Note 9 Subsequent Event

Subsequent to November 30, 2005, the Company granted share purchase options to directors and officers to acquire up to 2,857,143 shares at $0.18 per share exercisable for up to two years.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 10, 2006

For the twelve months ended November 30, 2005, Pacific Topaz Resources Ltd. ("Pacific Topaz" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of April 10, 2006 provides information on the operations of Pacific Topaz for the twelve months ended November 30, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2005 and 2004.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties in Canada and Eastern Europe.

Mineral Properties

Nugget Queen claim group	Nov-30-05	Nov-30-04
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	34,656	8,268
Addition:		
Geological consulting	-	22,085
Lab and assay	133	3,018
Travel	-	1,285
	133	26,388
	34,789	34,656
Advance on exploration expenditures	90,000	-
Balance at end of period	124,789	34,656
Total	$ 299,789	$ 209,656

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently conducting further exploration on the property.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the last three fiscal years ended November 30, 2005, 2004 and 2003:

	Year Ended Nov-30-05	Year Ended Nov-30-04	Year Ended Nov-30-03
	(Audited)	(Audited)	(Audited)
	$	$	$
Revenue	-	-	-
Net loss	(447,729)	(361,814)	(223,103)
Basic and diluted loss per share	(0.01)	(0.05)	(0.03)
Total assets	305,612	226,582	202,038

During the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $Nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increased of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

For the year ended November 30, 2004 the net loss was $361,814 or $0.05 per share compared to the net loss of $223,103 or $0.03 per share (62.16% increases) for the comparable period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. In addition the company wrote-off amounts receivable of $12,000, recorded $10,131 in Part XII.6 tax liability and $5,506 gain on settlement of debt.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended November 30, 2005, the net loss was $132,331 or $0.003 per share compared to the net loss of $212,977 or $0.03 per share (37.87 % decrease) for the comparable period in 2004. The decrease in the net loss was primarily due to the decrease of $126,294 in professional fees, $14,391 in interest charges, $8,890 in travel and promotion, $10,131 in part XII.6 tax on renounced resource property, and $12,000 in allowance for amounts receivable which were offset by the increase of $2,500 in consulting fees, $67,333 in stock based compensation and $19,150 in property investigation costs.

During the quarter ended November 30, 2005, the Company incurred professional fees of $4,315 (2004: $130,609), bank and interest charges of $14,146 (2004: $28,537), consulting fees of $7,500 (2004: $5,000); filing fees of $929 (2004: $1,249), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $442 (2004: $2,702), office rent of $9,000 (2004: $9,000), transfer agent fees of $749 (2004: $599), travel and promotion expenses of $1,155 (2004: $10,045) and automobile expense of $Nil (2004: $1,873 recovery). In addition the company recorded $112 (2004: $225) amortization expense and $67,333 (2004: $Nil) stock based compensation.

Year-to-date

For the twelve-month period ended November 30, 2005, the net loss was $447,729 or $0.02 per share compared to the net loss of $361,814 or $0.05 per share (23.75 % increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $19,914 in interest charges, $25,000 in consulting fees, $4,947 in filing fees, $119,703 in stock based compensation, and $16,391 in property investigation costs which were offset by the decrease of $6,716 in office and miscellaneous, $68,443 in professional fees, $8,706 in travel and promotion, $10,131 in part XII.6 tax on renounced resource property, $12,000 in allowance for amounts receivable.

During the twelve months ended November 30, 2005, the Company incurred professional fees of $73,862 (2004: $142,305), bank and interest charges of $110,013 (2004: $90,099), consulting fees of $30,000 (2004: $5,000); filing fees of $16,380 (2004: $11,433), management fees of $30,000 (2004: $30,000), office and miscellaneous expenses of $4,548 (2004: $11,264), office rent of $36,000 (2004: $36,000), transfer agent fees of $3,529 (2004: $3,432), travel and promotion expenses of $3,909 (2004: $12,615), $19,150 (2004: $2,759) and automobile expense of $1,891 (2004: $Nil). In addition the company recorded $446 (2004: $282) amortization expense and $119,703 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005.

On March 2, 2005, the Company granted incentive share purchase options entitling the holders thereof the right to purchase 748,141 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

On May 5, 2005, the Company also closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was issued on a flow-through basis for total proceeds of $215,000. The proceeds of the private placement will be used for general corporate matters, completion of the acquisition of the Nugget Queen Property, further funding of the Company's operations and exploration program and debts payments.

On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the years ended November 30, 2005, 2004, and 2003:

	Increase* (decrease)	Year Ended Nov-30-05	Increase* (decrease)	Year Ended Nov-30-04	Year Ended Nov-30-03
	%	$	%	$	$
		(Audited)		(Audited)	(Audited)
Amortization	58.16	446	(91.48)	282	3,311
Automobile expenses	N/A	189	(100.00)	-	4,509
Consulting fees	N/A	30,000	N/A	5,000	-
Filing fees	43.27	16,380	337.21	11,433	2,615
Bank charges and interest	22.10	110,013	14.10	90,099	78,962
Investor relations	(100.00)	-	N/A	7,658	-
Management fees	-	30,000	-	30,000	30,000
Office and miscellaneous	(59.62)	4,548	1.61	11,264	11,085
Professional fees	(48.10)	73,862	191.01	142,305	48,901
Rent	-	36,000	-	36,000	36,000
Stock based compensation	N/A	119,703	N/A	-	-
Transfer agent	2.83	3,529	28.20	3,432	2,677
Travel and promotion	(20.14)	3,909	(24.45)	4,957	6,561

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2005	2005	2005	2005	2004	2004	2004	2004
	Q4	Q3	Q2	Q1	Q4	Q2	Q3	Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(132,331)	(73,984)	(179,389)	(62,025)	(212,977)	(53,775)	(53,112)	(41,950)
Basic/diluted loss per share	(0.003)	(0.00)	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)

The company's net loss for the fourth quarter of the 2005 fiscal year increased by 78.86% compared to the third quarter of the 2005 fiscal year mostly due to the increase of $67,333 in stock based compensation, $4,292 in professional fees, and $19,150 in property investigation which were offset by the decrease of $32,575 in interest charges.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2005, the Company had working capital deficiency of $198,394 compared to $1,004,547 as at November 30, 2004. At the same time, the Company held cash on hand of $28 (2004: $45) and liabilities totalled $202,638 (2004: $1,229,582). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the year, the Company closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was issued on a flow-through basis for total proceeds of $215,000.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:	Number	$
Balance, November 30, 2004	7,481,413	3,357,311
For cash:		
- pursuant to private placement	28,571,428	1,500,000
- share issue costs		(14,124)
Balance, November 30, 2005 and April 10, 2006	36,052,841	4,843,187

At November 30, 2005, 87,499 (2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Share Purchase Warrants:

At August 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
28,571,428	$0.10	May 5, 2007

(d) Stock Option Plan:
The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of November 30, 2005 and 2004 and changes during the periods then ended is presented below:

	November 30, 2005		November 30, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-	-	-	-
Granted	748,141	$0.25	-	-
Options outstanding and Exercisable at end of period	748,141	$0.25	-	-

At November 30, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
748,141	$0.25	March 2, 2007

Effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended November 30, 2005 the Company recorded a non-cash compensation charge of $119,703 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.25 per share.

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	4.50%
Dividend yield	Nil
Expected stock price volatility	125%
Weighted average expected stock option life	2 years

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. On October 3, 2005, the Company announced that it was not proceeding with the grant of the Incentive Stock Options announced on September 16, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share, which price was not lower than the last closing price of the Company's shares prior to the announcement.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

On February 10, 2006, the Company announced that further to its news release of October 3, 2005, it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share.

The Company has instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

RELATED PARTY TRANSACTIONS

During the year ended November 30, 2005, a company controlled by the President of the Company was accrued or paid $30,000 (2004: $Nil) for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2005, due to related parties of $19,739 (2004: $144,044) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

As at November 30, 2005, notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

During the year ended November 30, 2004, 6,380,954 shares valued at $335,000 were issued to directors of the Company or companies with a common director pursuant to a private placement.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the period ending **November 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: April 10, 2006

"Raymond Roland"
Raymond Roland
President & CEO

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the period ending **November 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: April 10, 2006

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1285

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2006

PACIFIC TOPAZ RESOURCES LTD.
February 28, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) 28-Feb-06	(Audited) 30-Nov-05
ASSETS		
Current		
Cash and cash equivalents	$ 120	$ 28
GST receivable	7,926	3,387
Prepaid expenses	3,579	829
	11,625	4,244
		-
Capital assets – Note 3	1,498	1,579
Resource properties – Note 4	299,789	299,789
	$ 312,912	$ 305,612
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 232,672	$ 182,899
Due to related parties – Note 7	29,609	19,739
	262,281	202,638
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,857,311	4,843,187
Deferred share issue costs	(14,124)	-
Contributed surplus – Note 6	119,703	119,703
Deficit	(4,912,259)	(4,859,916)
	50,631	102,974
	$ 312,912	$ 305,612

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director

"Irvin Ridd", Director

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

For the three months ended February 28, 2006 and 2005

(Unaudited)

	Three months ended	
	28-Feb-06	28-Feb-05
Administrative expenses		
Amortization	$ 81	$ 111
Automobile expenses	7,154	-
Bank charges and interest	1,803	31,886
Consulting fees	7,500	7,500
Filing fees	4,938	1,250
Management fees	7,500	7,500
Office and miscellaneous	2,307	918
Professional fees	(7,251)	2,500
Rent	9,000	9,000
Transfer agent fees	1,105	603
Travel and promotion	6,524	757
Loss before other items	40,661	62,025
Prior year adjustment	11,682	-
Net loss for the period	52,343	62,025
Deficit, beginning of the period	4,859,916	4,412,187
Deficit, end of the period	$4,912,259	$ 4,474,212
Basic and diluted loss per share	$ 0.001	$ 0.008
Weighted average number of shares outstanding	36,052,841	7,481,413

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended February 28, 2006 and 2005

(Unaudited)

	Three months ended	
	28-Feb-06	28-Feb-05
Operating Activities		
Net loss for the period	$ (52,343)	$ (62,025)
Add items not affecting cash:		
Amortization	81	111
	(52,262)	(61,914)
Changes in non-cash working capital items related to operations:		
GST and other receivables	(4,539)	(1,915)
Prepaid expenses	(2,750)	-
Accounts payable	49,773	(65,186)
Due to related parties	9,870	(6,493)
	92	(135,508)
Investing Activities		
	-	-
Financing Activities		
Issuance of common shares for cash	14,124	136,500
Deferred share issue costs	(14,124)	-
	-	136,500
Increase (decrease) in cash during the period	92	992
Cash, beginning of period	28	45
Cash, end of period	$ 120	$ 1,037
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At February 28, 2006 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the year ended November 30, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2005 financial statements.

As at February 28, 2006, the Company had a working capital deficiency of $250,656 and accumulated losses of $4,912,259 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost,and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the

Note 2 Summary of Significant Accounting Policies – (cont'd)

computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

	28-Feb-06			28-Feb-05
	Cost	Acc. Amort.	Net	Net
Office furniture	$ 2,052	$ 649	$ 1,403	$ 1,755
Computer equipment	1,248	1,153	95	158
	$ 3,300	$ 1,802	$ 1,498	$ 1,913

Note 4 Resource Properties

Nugget Queen claim group	28-Feb-06	28-Feb-05
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	124,789	34,656
Addition:		
Geological consulting	-	-
Lab and assay	-	-
Travel	-	-
	124,789	34,656
Balance at end of period	$ 299,789	$ 209,656

Note 4 Resource Properties – (Cont'd)

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c) Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

During the year ended November 30, 2001, the carrying value of the acquisition costs and deferred exploration costs were written down by $109,781.

Acquisition of Interest

On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

On February 22, 2006, the Company announced that it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

Note 5 Notes Payable

	28-Feb-06	28-Feb-05
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ -	$ 52,090
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	-	14,000
	$ -	$ 66,090

Note 6 Share Capital – Note 9

a) Authorized:
100,000,000 common shares without par value

b) Issued:

	28-Feb-06		28-Feb-05	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 4,843,187	7,481,413	$3,357,311
For cash:	-	-	-	-
Balance, ending	36,052,841	$ 4,843,187	7,481,413	$3,357,311

At February 28, 2006, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c) Share Purchase Warrants

At February 28, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
28,571,428	$ 0.10	5-May-07

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at $0.35 per share on October 3, 2005.

Note 6 Share Capital – Cont'd

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

A summary of the status of the Company's stock option plan as of February 28, 2006 and February 28, 2005 and changes during the periods then ended is presented below:

	28-Feb-06		28-Feb-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	748,141	$ 0.25	-	$ -
Granted	-	-	-	-
Outstanding, ending	748,141	$ 0.25	-	$ -

At February 28, 2006, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
748,141	$ 0.25	2-Mar-07

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended November 30, 2005 the Company recorded a non-cash compensation charge of $119,703 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.16 per share.

Note 6 Share Capital – Cont'd

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	4.50%
Dividend yield	-
Expected stock price volatility	125%
Weighted average expected stock option life	2 years

Note 7 Related Party Transactions

During the three months ended February 28, 2006, a company controlled by the President of the Company was accrued or paid $15,000 for consulting services.

Due to related parties of $29,609 (2004: $137,551) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 26, 2006

For the three months ended February 28, 2006, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of April 29, 2006 provides information on the operations of the Company for three months ended February 28, 2006 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2005 and 2004.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties in Canada and Eastern Europe.

Mineral Properties

Nugget Queen claim group	Nov-30-05	Nov-30-04
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	124,789	34,656
Addition:		
Geological consulting	-	-
Lab and assay	-	-
Travel	-	-
Balance at end of period	124,789	34,656
Total	$ 299,789	$ 209,656

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently conducting further exploration on the property.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended February 28, 2006 and 2005, and the last three fiscal years ended November 30, 2005, 2004 and 2003:

	Three Months Ended 28-Feb-06	Three Months Ended 28-Feb-05	Year Ended 30-Nov-05	Year Ended 30-Nov-04	Year Ended 30-Nov-03
	Unaudited	Uuaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(52,343)	(62,025)	(447,729)	(361,814)	(223,103)
Basic and diluted earning (loss) per	(0.001)	(0.008)	(0.01)	(0.05)	(0.03)
Total assets	312,912	305,612	305,612	226,582	202,038

For the three months ended February 28, 2006, the net loss was $52,343 or $0.001 per share compared to the net loss of $62,025 or $0.008 per share (15.61% decrease) for the comparable period in 2005. The decrease of $9,682 in net loss was primarily due to a decrease of $30,083 in bank charges and interest, and $9,751 in professional fees, which was offset by an increase of $7,154 in automobile expenses, $3,688 in filing fees, $1,389 in office and miscellaneous, $5,767 in travel and promotion, and $11,682 in prior year adjustment.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

For the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $Nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increased of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

For the year ended November 30, 2004, the net loss was $361,814 or $0.05 per share compared to the net loss of $223,103 or $0.03 per share (62.16% increases) for the comparable period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. In addition the company wrote-off amounts receivable of $12,000, recorded $10,131 in Part XII.6 tax liability and $5,506 gain on settlement of debt.

RESULTS OF OPERATIONS

Current Quarter and Year-to-date

For the quarter ended February 28, 2006, the net loss was $52,343 or $0.001 per share compared to the net loss of $62,025 or $0.008 per share (15.61% decrease) for the comparable period in 2005. The decrease of $9,682 in net loss was primarily due to a decrease of $30,083 in bank charges and interest, and $9,751 in professional fees, which was offset by an increase of $7,154 in automobile expenses, $3,688 in filing fees, $1,389 in office and miscellaneous, $5,767 in travel and promotion, and $11,682 in prior year adjustment.

During the quarter ended February 28, 2006, the Company incurred automobile expenses of $7,154 (2005: $Nil), bank charges and interest of $1,803 (2005: $31,886), consulting fees of $7,500 (2005: $7,500), filing fees of $4,938 (2005: $1,250), management fees of $7,500 (2005: $7,500), office and miscellaneous of $2,307 (2005: $918), professional fees of -$7,251 (2005: $2,500), rent of $9,000 (2005: $9,000), transfer agent fees of $1,105 (2005: $603), travel and promotion of $6,524 (2005: $757), and recorded amortization of $81 (2005: $111), and prior year adjustment of $11,682 (2005: $Nil).

The Company was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expenses for the three months ended February 28, 2006 and 2005, and the last three fiscal years ended November 30, 2005, 2004 and 2003:

	+/-*	Three Months Ended 28-Feb-06	Three Months Ended 28-Feb-05	+/-*	Year ended 30-Nov-05	+/-*	Year ended 30-Nov-04	Year ended 30-Nov-03
	%	$	$	%	$	%	$	$
		Unaudited	Unaudited		Audited		Audited	Audited
Amortization	-27.03%	81	111	58.16%	446	-91.48%	282	3,311
Automobile	N/A	7,154	-	N/A	189	-100.00%	-	4,509
B/C & Interest	-94.35%	1,803	31,886	22.10%	110,013	14.10%	90,099	78,962
Consulting fees	N/C	7,500	7,500	500.00%	30,000	N/A	5,000	-
Filing fees	295.04%	4,938	1,250	43.27%	16,380	337.21%	11,433	2,615
Management fees	N/C	7,500	7,500	N/C	30,000	N/C	30,000	30,000
Office & misc	151.31%	2,307	918	-59.62%	4,548	1.61%	11,264	11,085
Professional fees	-390.04%	(7,251)	2,500	-48.10%	73,862	191.01%	142,305	48,901
Rent	N/C	9,000	9,000	N/C	36,000	N/C	36,000	36,000
Stock compen.	N/A	-	-	N/A	119,703	N/A	-	-
Transfer agent	83.25%	1,105	603	2.83%	3,529	28.20%	3,432	2,677
Travel & prom	761.82%	6,524	757	-21.14%	3,909	-24.45%	4,957	6,561

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006	2005	2005	2005	2005	2004	2004	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(52,343)	(132,331)	(73,984)	(179,389)	(62,025)	(212,977)	(53,775)	(53,112)
Basic/diluted earning (loss) per share	(0.001)	(0.004)	(0.002)	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)

For the quarter ended February 28, 2006, the net loss was $52,343 or $0.001 per share compared to the net loss of $132,331 or $0.004 per share (60.45% decrease) for the previous quarter ended November 30, 2005. The decrease of $79,988 in net loss was primarily due to a decrease of $12,343 in bank charges and interest, $11,566 in professional fees, $67,333 in stock based compensation, and $19,150 in property investigation costs, which was offset by an increase of $7,154 in automobile expenses, $4,009 in filing fees, $1,865 in office and miscellaneous, $5,369 in travel and promotion, and $11,682 in prior year adjustment.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2006, the Company had working capital deficiency of $250,656 compared to $1,140,094 as at February 28, 2005. At the same time, the Company held cash on hand of $0,120 (2005: $1,037) and liabilities totaled $262,281 (2005: $1,157,902). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the year, the Company closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was issued on a flow-through basis for total proceeds of $215,000.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:	Number	$
Balance, November 30, 2005	36,052,841	4,843,187
For cash:	-	-
Balance, February 28, 2006 and April 26, 2006	36,052,841	4,843,187

At February 28, 2006, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Share Purchase Warrants:

At February 28, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
28,571,428	$0.10	May 5, 2007

(d) Stock Option Plan:

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at $0.35 per share on October 3, 2005.

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

A summary of the status of the Company's stock option plan as of November 30, 2005 and 2004 and changes during the periods then ended is presented below:

	February 28, 2006		February 28, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-	-	-	-
Granted	748,141	$0.25	-	-
Options outstanding and Exercisable at end of period	748,141	$0.25	-	-

At February 28, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
748,141	$0.25	March 2, 2007

Effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended November 30, 2005 the Company recorded a non-cash compensation charge of $119,703 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.25 per share.

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	4.50%
Dividend yield	Nil
Expected stock price volatility	125%
Weighted average expected stock option life	2 years

RELATED PARTY TRANSACTIONS

During the three months ended February 28, 2006, a company controlled by the President of the Company was accrued or paid $15,000 for consulting services.

Due to related parties of $29,609 (2004: $137,551) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **February 28, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: May 1, 2006

"Raymond Roland"
Raymond Roland
President & CEO

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **February 28, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: May 1, 2006

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

February 10, 2006

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Further to its news release of October 3, 2005, Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** announces that it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share.

The Company has instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

RECEIVED
2006 MAY 10 A 9:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PACIFIC TOPAZ RESOURCES LTD.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Telephone: (604) 669.5819 ~ Facsimile: (604) 669.5886

Trading Symbol: PPZ
February 22, 2006

12g3-2(b): 82-1285
Standard & Poor's Listed

CZECH URANIUM PROJECTS

Pacific Topaz Resources Ltd. (the "Company") **(TSX.V-PPZ)** announces that further to the Company's news release dated September 22, 2005, the Company will not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 10, 2006

Item 3. **News Release**

News Release dated February 10, 2006 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.35 per share.

Item 5. **Full Description of Material Change**

The Issuer announces that it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.35 per share.

The Issuer has instead granted Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of February 2006.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 22, 2006

Item 3. **News Release**

News Release dated February 22, 2006 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that further to the Issuer's news release dated September 22, 2005, the Issuer will not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

Item 5. **Full Description of Material Change**

The Issuer announces that further to the Issuer's news release dated September 22, 2005, the Issuer will not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of February 2006.

"Raymond Roland"
Raymond Roland, President

82-1285

TSX Venture EXCHANGE

March 7, 2006

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Gwen Wegner

Dear Sir\Madame:

Re: Pacific Topaz Resources Ltd. (the "Company") – Submission #111649
Stock Option Plan – Rolling 10% of Issued Shares

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on June 30, 2005. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The filing fees for this submission have been calculated using 3,605,284 shares as being equal to 10% of the Company's issued shares.

We understand that in February 2006, the Company granted 2,857,143 stock options with an exercise price of $0.18 and a two year term. As these stock options, have granted pursuant to the Plan which has now received both shareholder and Exchange approval, we do not object to the grant.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

Beruschi & Company

March 7, 2006
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Listed Issuer Services

LS\sm

cc: Pacific Topaz Resources Ltd.

File: ::ODMA\PCDOCS\DOCP\1626773\1

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

PACIFIC TOPAZ RESOURCES LTD.
(the "Issuer")

UPDATED MAY 2, 2006

Abbreviations referred to herein:
British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is February 21 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to	2006 - record date was April 25, 2006

	the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2006 - mailed May 2, 2006 2006 – filed May 2, 2006
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2006 - mailed May 2, 2006 2006 – filed May 2, 2006
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2006 - mailed May 2, 2006 2006 – filed May 2, 2006
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2006 - mailed May 2, 2006
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is November 30 Filed April 10, 2006
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or	Mailed on April 10, 2006 to all shareholders who

	beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	had requested a copy
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed April 10, 2006
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends February 28 2nd period ends May 31 3rd period ends August 31
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under	Upon making a private distribution requiring an Offering Memorandum

	Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	
L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. Filing of Certain Documents	Pursuant to Part 12.1 and Part 12.2 respectively of National Instrument 51-102, copies of Articles of Incorporation and other constating documents, any material securityholder or voting trust agreements, any securityholders' rights plan and any other contracts materially affecting the rights of securityholders (Part 12.1) as well as copies of material contracts the reporting issuer is a party to other than contracts entered into in the ordinary course of business (Part 12.2) must be filed with the Alberta and British Columbia Securities Commissions no later than the time the reporting issuer files a material change report - if the making of the document constitutes a material change - and within 120 days after the end of the issuer's most recently completed financial year, if the document was made or adopted before the end of the issuer's most recently completed financial year.	No later than the time the issuer files a material change report and by March 30 if the document was made or adopted prior to the preceding November 30

Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance
S. Registration in Yukon		
1. Notice of Directors or Officers	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of directors and officers or notice of change of directors and officers upon appointment, election or resignation of a director within one month of the appointment, election or resignation.	Upon appointment or resignation of a director
2. Notice of Registered Office Address	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of change of registered office address within one month of the change of such address.	Upon change of registered office address
3. Notice of Attorney(s) Address(es)	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of change of attorney(s) address(es) within one month of the change of such address(es).	Upon change of attorney(s) address(es)
4. Constating Documents	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, changes in constating documents of the corporation within one month of such change.	Upon change in constating documents
5. Annual Return	Pursuant to Section 293(1) of the YBCA, every extra-territorial corporation shall, on or before the last day of the month following the anniversary date of registration as an extra-territorial corporation, file with the Yukon Registrar, an Annual Return.	Issuer's registration anniversary date is August 25 of every year

82-1285

Date and Time: February 22, 2006 04:24 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

SEC MAIL PROCESSING SECTION RECEIVED MAY 0 9 2006 WASH, D.C. 185

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **February 22, 2006 04:24 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **BC0260471**
PACIFIC TOPAZ RESOURCES LTD. 501 - 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	DATE OF RECOGNITION **February 21, 1983**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **February 21, 2006**

OFFICER INFORMATION AS AT February 21, 2006

Last Name, First Name, Middle Name:
BOYCE, JAMES
Office(s) Held: (Secretary)

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

RECEIVED 2006 MAY 10 A 9:01 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Last Name, First Name, Middle Name:
ROLAND, RAYMOND
Office(s) Held: (President)

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	694933 10 2
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 31, 2006
5	Record Date for Notice	:	April 25, 2006
6	Record Date for Voting	:	April 25, 2006
7	Beneficial Ownership Determination Date	:	April 25, 2006
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 10th day of February, 2006.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **PACIFIC TOPAZ RESOURCES LTD.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2006 at the hour of ten o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended November 30, 2005 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 25th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"

RAYMOND ROLAND, President

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 669-5819

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 25, 2006 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2006.

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Topaz Resources Ltd. (the "Company") for use at the Annual General Meeting of shareholders to be held on May 31, 2006 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 25, 2006 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 36,052,841 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	4,897,908	13.59%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business*

Corporations Act or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Raymond Roland BC, Canada *President, Chief Executive Officer, Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Ballad Gold & Silver Ltd., Buck Lake Ventures Ltd., Global Hunter Corp., International Alliance Resources Inc. and Maximum Ventures Inc.	August 31, 1999 to date	3,110,812
James Boyce BC, Canada *Director*	Owner and Operator, Computer Technology Business Also a director of Totally Hip Technologies Inc.	May 31, 1996 to date	2,615,872
Irvin Ridd BC, Canada *Director*	Real Estate Broker with Cascadia Pacific Realty Ltd. Also a director of Boss Gold International Corp.	May 31, 2004 to date	2,655,984
John Rizzuti BC, Canada *Director*	Retired School Principal since August 2005; School Principal from July 1983 until August 2005	February 3, 1999 to May 29, 2003 and March 7, 2005 to date	1,904,762

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, James Boyce and Irvin Ridd are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on

August 28, 2001. Raymond Roland, James Boyce and John Rizzuti were directors of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001.

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at November 30, 2005, the Chief Financial Officer as at November 30, 2005 and each of the Company's other three most highly compensated officers as at November 30, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Raymond Roland President, CEO and CFO	2005 2004	Nil Nil	Nil Nil	$30,000[1] Nil	374,070 Nil	Nil Nil	Nil Nil	$7,500[1] Nil
Dr. Marvin Palmer Former President, CEO and CFO	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Note [1] Financial consulting fees charged by a British Columbia non-reporting company wholly-owned by Mr. Roland.
Note [2] Management fees charged by a British Columbia non-reporting company wholly-owned by Mr. Roland at the time.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Raymond Roland	374,070	50.0%	$0.25	$0.12	March 2, 2007

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	N/A	374,070 Exercisable	Nil Exercisable

On February 10, 2006 and effective March 7, 2006, subsequent to the financial year ended November 30, 2005, the Company granted incentive stock options to the Named Executive Officer to purchase 1,403,572 common shares exercisable until March 7, 2008 at an exercise price of $0.18 per share. The market price at the time of the grant was $0.235 per share. Any shares received on exercise of these options before July 7, 2006 will be subject to a hold period and restricted from trading until July 7, 2006.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended November 30, 2005 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended November 30, 2005 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	324,071	43.32%	$0.25	$0.12	March 2, 2007

The following Options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	324,071 Exercisable	Nil Exercisable

On February 10, 2006 and effective March 7, 2006, subsequent to the financial year ended November 30, 2005, the Company granted incentive stock options to non-executive directors to purchase 1,453,571 common shares exercisable until March 7, 2008 at an exercise price of $0.18 per share. The market price at the time of the grant was $0.235 per share. Any shares received on exercise of these options before July 7, 2006 will be subject to a hold period and restricted from trading until July 7, 2006.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	748,141	$0.25	2,857,143
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	748,141	$0.25	2,857,143

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended November 30, 2005 or the current financial year.

MANAGEMENT CONTRACTS

Since September 1, 2005, the Company is a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 – 905 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended November 30, 2005, $7,500 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company formerly owned by Raymond Roland, President, CEO, CFO and a director of the Company, of BC. On March 15, 2006 A.J. Beruschi of BC became the owner of XyQuest.

Until August 31, 2005, the Company was a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk") of 501 – 905 West Pender Street, Vancouver, BC, a British Columbia non-reporting company wholly-owned by Leeta Drinovz of BC, whereby Selkirk was engaged to perform management services at a fee of $2,500 per month. During the financial year ended November 30, 2005, $22,500 was paid or accrued to Selkirk pursuant to the terms of this agreement.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of four directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. James Boyce, Irvin Ridd and John Rizzuti are independent. Raymond Roland is not independent as he is the President, CEO and CFO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are James Boyce, Irvin Ridd and John Rizzuti. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*
James Boyce	Independent*	Financially literate*
Irvin Ridd	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2005	$10,400	-	-	-
2004	$7,000	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since December 1, 2004

Private Placement

Pursuant to private placement agreements dated December 2, 2003, current directors of the Company, directly or indirectly, purchased a total of 8,285,716 units of the Company's securities at $0.0525 per unit as follows:

Name Placee	Beneficial Owner	Number of Units
Raymond Roland	-	285,716
Toro Properties Inc.	Raymond Roland	1,904,762
GP Technologies Inc.	James Boyce	1,904,762
603492 B.C. Ltd.	Irvin Ridd	2,285,714
Costa Brava Imports Ltd.	John Rizzuti[1]	1,904,762

Note [1] Not a director at the time of purchase.

Each unit consists of one common share and one non-transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $0.10 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to the above placees were restricted from trading until September 6, 2005.

Other informed party transactions

During the fiscal year ended November 30, 2005, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Financial consulting fees totalling $30,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President, CEO, CFO and a director of the Company; and

2. Management fees totaling $7,500 were paid or accrued to XyQuest Mining Corp. ("XyQuest"), a British Columbia non-reporting company formerly owned by Raymond Roland, President, CEO, CFO and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2006 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2006 Plan.

The 2006 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2006 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2006 Plan. The 2006 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2006 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2006 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2006 Plan. A summary of some of the additional provisions of the 2006 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2006 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2006 Plan is in the Company's best interests and recommend that the shareholders approve the 2006 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended November 30, 2005. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 25th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

PACIFIC TOPAZ RESOURCES LTD.

"Raymond Roland"

RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

82-1285

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PACIFIC TOPAZ RESOURCES LTD. (the "Company")

TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1l6 ON WEDNESDAY, MAY 31, 2006 AT 10:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Raymond Roland, a Director of the Company, or failing this person, Irvin Ridd, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	(a) To elect as Director, RAYMOND ROLAND		N/A	
	(b) To elect as Director, JAMES BOYCE		N/A	
	(c) To elect as Director, IRVIN RIDD		N/A	
	(d) To elect as Director, JOHN RIZZUTI		N/A	
3.	To approve the proposed stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-1285

PACIFIC TOPAZ RESOURCES LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 694933 10 2)

I wish to receive 2005 Annual Financial Statements and MD&A ☐

I wish to receive 2006 Annual Financial Statements and MD&A ☐

I wish to receive 2006 Interim Financial Statements and MD&A ☐

Dated: ____________________ 2006

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